Takeda Pharmaceutical Company Limited Shareholder Letter from CEO-Elect Julie Kim

Page 2 Table of Contents Dear Takeda Shareholders, 3 A Year of Significant Pipeline Progress 3 Setting the Course for our Future: Two Horizons 4 Closing 7

Page 3 Dear Takeda Shareholders, Everything we do at Takeda starts with asking what more we can do for patients, and every decision begins by putting patients at the center – a principle that has guided and shaped us for 245 years. This principle defines how we approach drug discovery, development and delivery. By addressing the unmet or even hidden needs of patients, Takeda can make a real, lasting difference in the lives of people like Julie Flygare, whose story I shared in the accompanying video, while driving long-term value for all stakeholders. I would like to take a moment to express my gratitude to Christophe Weber for his visionary leadership over the past 12 years. His deliberate and bold choices, made with rigor, courage and the full support of the Board of Directors, have brought us to this moment. His belief in Takeda’s potential helped deliver the global scale and innovative pipeline that we are now building upon. He brought to life his unwavering commitment to our values by putting patients first, building trust, enhancing our reputation and growing our business sustainably – differentiating Takeda as a company built on a foundation of integrity and operating with a clear sense of purpose. As we embark on Takeda’s next era, we remain committed to bold reinvention grounded in our values and our purpose to create better health for people and a brighter future for the world. Looking at our efforts over the last year, I must recognize the resilience and creativity of our people. Every day, our teams work tirelessly to deliver on our purpose and support a sustainable business, even as the external environment grows more complex and dynamic. We know that we cannot embark on this work alone. Through our own efforts plus the partnerships we have developed globally and in our local communities, we are finding new ways to address health care challenges while remaining focused on the connection between human health and the health of our planet. You will be able to read more about our commitment to growing our business sustainably in our Annual Integrated Report, which we will publish in late June. Now let’s review our performance during fiscal year 2025 (FY2025) and share our outlook for FY2026, including the work we are undertaking to accelerate launch execution, strengthen our competitiveness and build momentum in our growth journey. It’s a privilege to share these outcomes with you on behalf of Christophe and the Takeda Executive Team (TET). Later this fiscal year, following my appointment as CEO, I will outline our longer-term ambition and strategy for growth acceleration in greater detail during a capital markets day. A Year of Significant Pipeline Progress In March last year, we had just received top-line results for rusfertide and were eagerly awaiting Phase 3 clinical data for oveporexton and zasocitinib. FY2025 was a pivotal year and as it unfolded, we delivered: • Outstanding positive Phase 3 read-outs for oveporexton and zasocitinib, with each asset meeting its respective primary and all secondary endpoints and reporting consistent safety profiles.

Page 4 • Submission of regulatory applications for oveporexton to treat narcolepsy type 1 (NT1) in the U.S., Japan and China. It has received Breakthrough Therapy designation, Fast Track designation and Orphan Drug designation, underscoring the significant need and its potential to redefine the standard of care for NT1. We are well-positioned for a successful launch of oveporexton in the second half of 2026. • Submission of a U.S. regulatory application for rusfertide to treat polycythemia vera (PV). The U.S. Food and Drug Administration also granted rusfertide Priority Review, reflecting the rarity of the condition and the limited number of existing therapies. We are on track to potentially bring this potential first-in-class therapy for PV to patients in the second half of 2026. • Preparation of regulatory filings for zasocitinib, which is poised to be a leading oral treatment option for psoriasis patients with the potential to significantly expand the oral segment in a growing psoriasis market. We are planning to launch in the first half of 2027. • Strategic partnership with Innovent Biologics for two next-generation investigational medicines that have the potential to address critical treatment gaps for patients with a range of solid tumors. In addition, our broader late-stage pipeline continues to deliver meaningful progress. We recently announced positive results from a pivotal trial of TAK-881 in patients with Primary Immunodeficiency Disease. TAK-881 is a 20% facilitated subcutaneous immunoglobulin (IG) formulation that has demonstrated comparable efficacy and tolerability to HYQVIA with only half the IG volume. We also initiated Phase 3 studies for elritercept in anemia-associated MDS and mezagitamab in IgA Nephropathy, further strengthening the depth of our late-stage pipeline. In parallel, the strong and consistent profile of zasocitinib reinforces our confidence in expanding its potential across additional immune-mediated diseases, including psoriatic arthritis and inflammatory bowel disease. Meanwhile, our portfolio of core in-line brands continued to demonstrate growth, allowing us to deliver a solid financial performance in line with our latest FY2025 Management Guidance. We reported core revenue of approximately 4.5 trillion yen or $28.3 billion, partially impacted by loss of exclusivity (LOE) headwinds in our mature portfolio. With disciplined cost management, we delivered Core Operating Profit of about 1.17 trillion yen or $7.4 billion, a testament to strong operating expense (OPEX) savings from company-wide efforts. We continued to generate robust cash flow to invest in future growth like our near-term launches and to provide attractive returns to our shareholders. For a detailed analysis of our financial results and outlook, please visit the investor pages of our website. Setting the Course for our Future: Two Horizons As we look towards the future, three events are converging: • Multiple potential launches of first-in-class or best-in-class medicines • Continued impact of advanced technologies, like AI • Start of my tenure as CEO

Page 5 This created a timely opportunity to lay out the path forward for our next chapter of growth. As we prepare to commercialize a series of new, transformative medicines that patients around the world urgently need, our near-term focus is on delivering these launches at-scale – each with the potential to be blockbuster brands. We recognize that these aren’t just milestones, they are moments that will make a real difference in the lives of patients while they shape our future. In parallel, we will continue to advance additional therapies in our robust and innovative late-stage pipeline while we reimagine our operations through the continued adoption of advanced technologies. All of this requires strategic investments and making the tough but right choices to transform Takeda now to position us for accelerated growth in the years ahead. We are operating with two horizons in view: Horizon One requires near-term focus on strengthening our competitiveness and building a growth engine through investment and transformation; Horizon Two is where the work we’re doing today starts to fundamentally reshape Takeda’s revenue profile. It’s where we will deliver accelerated growth in the mid-to-long term as we scale the first wave of launches (oveporexton, rusfertide, zasocitinib) while introducing the next wave of products from our late- stage pipeline, expanding our impact for patients and delivering long-term growth for shareholders. Across both horizons, we will remain anchored in our purpose and values as we act with urgency, discipline and thoughtfulness to deliver transformative medicines to patients, and create a clear, durable path to long-term growth for Takeda and our shareholders. Horizon One: Transforming for Growth Starting in January 2026, I introduced changes to both our organizational structure and ways of working. As the final phase of the CEO transition plan, I established my leadership team and redesigned the organizational structure to bring leadership and teams closer to patients and customers. We also started efforts to standardize our ways of working and simplify processes to create further agility and drive excellence, while implementing and pulling through adoption of advanced technologies, especially AI. The new structure results in a reduction to some existing roles, alongside the creation of new roles to support our future launches and build different capabilities. Decisions impacting employees are never easy to make and wherever possible, we are committed to redeploying team members into new roles within Takeda. As we build our new teams, we are also instilling a focus on speed and performance while remaining grounded in our values. Our business focus in Horizon One is on four critical activities: 1. Flawlessly executing on the multiple launches that we expect in the next 12 months for oveporexton, rusfertide and zasocitinib. Our launch strategies will leverage deep therapeutic expertise, early payor and stakeholder engagement, targeted investment in disease awareness and data-driven, digital approaches to ensure access and deliver meaningful patient impact in high-unmet need areas.

Page 6 2. Continuing to advance our late-stage assets, including the two oncology assets from our strategic partnership with Innovent Biologics, alongside robust early- to mid-stage programs such as TAK-360, reinforcing our confidence in sustained innovation and long-term growth. 3. Keeping core in-line brands, such as ENTYVIO® (vedolizumab), TAKHZYRO® (lanadelumab- flyo) and GAMMAGARD LIQUID, resilient and competitive, despite challenging market dynamics. 4. Executing our transformation program to unlock new capabilities and efficiencies while freeing up resources to invest in growth. FY2026 will be a year of substantial growth investment as we prepare for multiple product launches and fund progression of our late-stage pipeline, while managing the headwinds of a maturing portfolio. Even as we invest in these critical near-term launches, our pipeline and technology in this first horizon, we remain disciplined in managing our financial commitments. That means we will protect Core Operating Profit through rigorous trade-off decisions, strengthening efficiency through streamlined structures and greater use of data and technology, as well as maintaining strong adjusted Free Cash Flow to drive deleveraging. The external environment will likely remain unpredictable and dynamic for a period of time, which will require continuous adaptation and a collective effort to deliver steady progress against our goals. The steps we’re taking in Horizon One are designed to help us navigate through this uncertainty, unlock new possibilities for patients and continue to earn your trust, year after year. I am confident in our strategy and our team’s ability to execute without compromising on our commitment to our values and quality. Horizon Two: Growth Acceleration Coming out of Horizon One will be an engine to propel the next era of growth for Takeda, shifting from our maturing portfolio to a new cohort of blockbuster brands. Looking ahead, the significant potential of oveporexton, rusfertide and zasocitinib will be followed by additional new product introductions from our late-stage pipeline. The new product revenues plus a steadfast commitment to operating with greater efficiency, position us to grow sustainably beyond the anticipated challenges of our mature portfolio. At the same time, these efforts will help us create real impact for patients, keep us competitive and set the stage for sustained expansion ahead. From a financial standpoint, our efforts in Horizon Two will be proven by compelling revenue growth, Core Operating Profit margin expanding to the low-to-mid 30s% and strong cash flow that we can re-invest to fuel further growth.

Page 7 Closing It is humbling and inspiring to see how far we have come under the leadership of Christophe and past CEOs. Our work in 2025 continued to push the boundaries of scientific discovery – bringing forward new medicines and innovative approaches that reflect the spirit of curiosity and bold thinking that has been foundational to Takeda’s success for nearly 245 years. Now is the time to unlock a new era of impact. Navigating our way through meaningful transition and transformation would not be possible without the dedication of our leaders and colleagues around the world, as well as the trust and confidence that you, our shareholders, have in us. This transition also includes the upcoming retirement of six long-serving external directors who have played a vital role, as well as the addition of three new Board members, pending shareholder support, who bring critical skills and experience to bear in this next era. I am excited to formally assume the position of CEO, also with shareholder support, to work with the Board to build upon our legacy, leverage our strengths, harness scientific breakthroughs and implement innovative technologies that will help us better serve patients around the world. Thank you for being part of our journey and for your continued support as we lead into the future with a generational promise to boldly reinvent for a healthier world. Julie Kim CEO-Elect For more details about Takeda’s FY2025 results, commercial progress, pipeline updates and other financial information, including key assumptions in the FY2026 forecast and management guidance as well as definitions of non-IFRS measures, please refer to Takeda’s FY2025 Q4 investor presentation: https://www.takeda.com/investors/financial-results/quarterly-results/